Exhibit 10.3

**THE ANNTAYLOR STORES CORPORATION
2003 EQUITY INCENTIVE PLAN**

1.   **Purpose**.

        This 2003 Equity Incentive Plan (the "Plan"), is intended to encourage stock ownership by employees of AnnTaylor Stores Corporation (the "Corporation"), its divisions and Subsidiary Corporations, so that they may acquire or increase their proprietary interest in the Corporation, and to encourage such employees to remain in the employ of the Corporation, its divisions and Subsidiary Corporations, and to put forth maximum efforts for the success of the business. The Plan is also intended to encourage directors of the Corporation who are not employees or officers of the Corporation or its Subsidiary Corporations ("Eligible Directors") to acquire or increase their proprietary interest in the Corporation and to further promote and strengthen the interest of such Eligible Directors in the development and financial success of the Corporation and to assist the Corporation in attracting and retaining highly qualified directors.

2.   **Definitions**.

        As used in this Plan, the following words and phrases shall have the meanings indicated:

        (a)   "CAUSE" used in connection with the termination of employment or service of a Grantee, shall mean a termination of employment or service of the Grantee by the Corporation or a division or Subsidiary Corporation due to (i) the Grantee's failure to render services in accordance with the terms of such Grantee's employment or service, which failure amounts to a material neglect of such Grantee's duties, (ii) the commission by the Grantee of an act of fraud, misappropriation (including, without limitation, the unauthorized disclosure of confidential or proprietary information) or embezzlement, or (iii) a conviction of or guilty plea or confession to any felony.

        (b)   "CODE" shall mean the Internal Revenue Code of 1986, as amended.

        (c)   "COMMON STOCK" shall mean shares of the Corporation's Common Stock, par value $.0068 per share.

        (d)   "DISABILITY" shall mean a Grantee's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(e)   "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

(f)   "EXECUTIVE OFFICER" shall mean an officer of the Corporation who is an "executive officer" within the meaning of Rule 3b-7 under the Exchange Act.

(g)   "FAIR MARKET VALUE" per share as of a particular date shall mean (i) the closing sales price per share of Common Stock as reported on the New York Stock Exchange (or if the shares of Common Stock are not then traded on such exchange, on the principal national securities exchange on which they are then traded) for the last preceding date on which there was a sale of such Common Stock on such exchange, or (ii) if the shares of Common Stock are not then traded on a national securities exchange but are traded on an over-the-counter market, the average of the closing bid and asked prices for the shares of Common Stock in such over-the-counter market for the last preceding date on which there was a sale of such Common Stock in such market, or (iii) if the shares of Common Stock are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee (as defined in Section 3 hereof) in its discretion may determine.

(h)   "GRANTEE" shall mean a person to whom an Option, Restricted Stock Award or Restricted Unit Award has been granted.

(i)   "INCENTIVE STOCK OPTION" shall mean an Option that is intended to be an "incentive stock option" within the meaning of Section 422 of the Code.

(j)   "NONSTATUTORY STOCK OPTION" shall mean an Option that is not intended to be an Incentive Stock Option.

(k)   "OPTION" shall mean the right, granted to a Grantee pursuant to Section 4, to purchase a specified number of shares of Common Stock, on the terms and subject to the restrictions set forth in this Plan and by the Committee upon the grant of the Option to the Grantee.

(l)   "PERFORMANCE GOAL" shall mean the specific objectives that may be established by the Committee, from time to time, with respect to an award granted under the Plan, which objectives may be based on one or more of the following, determined in accordance with generally accepted accounting principles, as applicable: revenue; comparable store sales; gross margin; operating profit; earnings before all or any of interest, taxes, depreciation and/or amortization; cash flow; working capital; return on equity, assets, capital or investment; market share; sales (net or gross) measured by store, product line, territory, operating or business unit, customers, or other category; earnings or book value per share of Common Stock; earnings from continuing operations; net worth; turnover in inventory; levels of expense, cost or liability by store, product line, territory, operating or business unit or other category; appreciation in the price of Common Stock; total shareholder return (stock price appreciation plus dividends); and implementation of critical projects or processes. Where applicable, the Performance Goal may be expressed in terms of attaining a specified level of the selected criterion or the attainment of a percentage increase or decrease in the selected criterion, or may be applied to the performance of the Corporation relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. Performance Goals may relate to the performance of a store, business unit, product line, division, territory, or the Corporation or a combination thereof.

(m)   "RESTRICTED SHARE" shall mean a share of Common Stock, awarded to a Grantee pursuant to Section 3, that is subject to the terms and restrictions set forth in this Plan and by the Committee upon the award of the Restricted Share to the Grantee.

(n)   "RESTRICTED UNIT" shall mean the right, awarded to a Grantee pursuant to Section 3, to receive an amount in cash equal to the Fair Market Value of one share of Common Stock, on the terms and subject to the restrictions set forth in this Plan and by the Committee upon the award of the Restricted Unit to the Grantee.

(o)   "RETIREMENT" shall have such meaning as the Committee shall determine from time to time.

(p)   "SUBSIDIARY CORPORATION" shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the employer corporation if, at the time of granting an Option, Restricted Stock Award or Restricted Unit Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3.   **Administration**.

        The Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors of the Corporation (the "Board"). The Committee shall consist solely of two or more members of the Board, each of whom shall be an "outside director" within the meaning of Section 162(m) of the Code, a "nonemployee director" within the meaning of Rule 16b-3, as from time to time amended, promulgated under Section 16 of the Exchange Act, and an "independent director" within the meaning of the New York Stock Exchange Listed Company Manual.

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Options and make awards of Restricted Shares and Restricted Units ("Restricted Stock Awards" and "Restricted Unit Awards", respectively, and sometimes collectively with the grant of Options, "Grants"); to determine the purchase price of the shares of Common Stock covered by each Option (the "Option Price"); to determine the persons to whom, and the time or times at which, Options, Restricted Stock Awards and Restricted Unit Awards shall be granted; to determine the number of shares to be covered by each Option, and to determine the number of Restricted Shares and Restricted Units to be covered by each Restricted Stock Award and Restricted Unit Award; to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the agreements (which need not be identical) entered into in connection with grants of Options ("Option Agreements") and Restricted Stock Awards and Restricted Unit Awards ("Restricted Award Agreements"); and to make all other determinations deemed necessary or advisable for the administration of the Plan. Notwithstanding the foregoing, the Committee shall not have the authority to reduce the exercise price for any Option by repricing or replacing such Option unless the Corporation shall have obtained the prior consent of its stockholders.

The determinations of the Committee shall be binding and conclusive on all parties. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee shall have the authority in its discretion to delegate to specified officers of the Corporation the power to make Grants, including, without limitation, to determine the terms of such Grants, and the power to extend the exercisability of Options pursuant to Section 6(f) or 6(g) hereof, in each case consistent with the terms of this Plan and subject to such restrictions, if any, as the Committee may specify when making such delegation; <u>provided</u> that the delegates shall not have authority to make Grants to, or extend the exercisability of Options held by, such delegates or any Executive Officer.

No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Grant made hereunder.

4.   **<u>Eligibility</u>**.

Options, Restricted Stock Awards and Restricted Unit Awards may be granted to employees (including, without limitation, officers who are employees) of the Corporation or its present or future divisions and Subsidiary Corporations, and to Eligible Directors of the Corporation or its present or future divisions and Subsidiary Corporations. In determining the persons to whom Options, Restricted Stock Awards and Restricted Unit Awards shall be granted and the number of shares to be covered by each Option, and the number of Restricted Shares and Restricted Units to be covered by each Restricted Stock Award and Restricted Unit Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Corporation and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan. A person to whom an Option has been granted hereunder is sometimes referred to herein as an "Optionee".

A Grantee shall be eligible to receive more than one Grant during the term of the Plan, but only on the terms and subject to the restrictions hereinafter set forth.

5. **Stock**.

The shares of Common Stock subject to Options and Restricted Stock Awards hereunder may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Corporation. Subject to the next sentence, the aggregate number of shares of Common Stock as to which Options and Restricted Shares may be granted from time to time under this Plan shall not exceed 2,200,000, of which no more than an aggregate of 440,000 shares may be used for grants of Restricted Shares. The limitations established by the preceding sentence shall be subject to adjustment as provided in Section 6(j) or 7(f) hereof, as applicable. Under the Plan, no single employee may be granted Options covering more than 400,000 shares of Common Stock, or Restricted Stock Awards (constituting performance based compensation within the meaning of Section 162(m) of the Code) covering more than 100,000 shares of Common Stock, (subject to any adjustments pursuant to Section 6(j) or 7(f) hereof, as applicable) during any fiscal year of the Corporation.

If any shares subject to an Option grant or Restricted Stock Award are forfeited, canceled, exchanged or surrendered or if a Grant otherwise terminates or expires without a distribution of shares to the Grantee, the shares of Common Stock with respect to such Grant shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Grants under the Plan. If any Restricted Units are forfeited, canceled, exchanged or surrendered or if a Restricted Unit Award otherwise terminates or expires without any payment being required to be made with respect to any of the Restricted Units subject thereto, then such Restricted Units shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Grants under the Plan.

6. **Terms and Conditions of Options**.

Each Option granted pursuant to the Plan shall be evidenced by a written Option Agreement between the Corporation and the Optionee, which agreement shall comply with and be subject to the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish):

(a)   NUMBER OF SHARES. Each Option Agreement shall state the number of shares of Common Stock to which the Option relates. The number of shares subject to any Option shall be subject to adjustment as provided in Section 6(j) hereof.

(b)   TYPE OF OPTION. Each Option Agreement shall specifically state whether the Option is intended to be an Incentive Stock Option.

(c)   OPTION PRICE. Each Option Agreement shall state the Option Price, which shall be not less than one hundred percent (100%) of the Fair Market Value of the shares of Common Stock of the Corporation on the date of grant of the Option. The Option Price shall be subject to adjustment as provided in Section 6(j) hereof. The date on which the Committee adopts a resolution expressly granting an Option shall be considered the day on which such Option is granted, unless such resolution expressly provides for a specific later date.

(d)   MEDIUM AND TIME OF PAYMENT. The Option Price shall be paid in full, at the time of exercise, (i) in cash, (ii) in shares of Common Stock having a Fair Market Value equal to such Option Price provided that such shares have been held by the Grantee for at least one year prior to such exercise, or (iii) in a combination of cash and shares provided that such shares have been held by the Grantee for at least one year prior to such exercise, or (iv) in the sole discretion of the Committee, through a cashless exercise procedure involving a broker; provided, however, that such method and time for payment shall be permitted by and be in compliance with applicable law.

(e)   TERM AND EXERCISE OF OPTIONS. Except as provided in Section 6(j) hereof or unless otherwise determined by the Committee, the shares covered by an Option shall become exercisable over such period, in cumulative installments or otherwise, or upon the satisfaction of such Performance Goals or other conditions, as the Committee shall determine; provided, however, that the Committee shall have the authority to accelerate the exercisability of all or any portion of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate, and provided further, however, that such exercise period shall not (i) be earlier than one year from the date of grant of such Option, and (ii) exceed 10 years from the date of grant of such Option. The exercise period shall be subject to earlier termination as provided in Sections 6(f) and 6(g) hereof. An Option may be exercised, as to any or all full shares of Common Stock as to which the Option has become exercisable, by giving written notice of such exercise to the Secretary of the Corporation; provided, however, that an Option may not be exercised at any one time as to fewer than 100 shares (or such number of shares as to which the Option is then exercisable if such number of shares is less than 100).

(f)   TERMINATION. Except as provided in this Section 6(f) and in Section 6(g) hereof, an Option may not be exercised unless the Optionee is then in the employ or service of the Corporation or one of its divisions or Subsidiary Corporations, and unless the Optionee has remained continuously so employed or in service since the date of grant of the Option. In the event that the employment or service of an Optionee shall terminate or cease other than by reason of death, Disability or Retirement, all Options theretofore granted to such Optionee shall, to the extent not theretofore exercised or canceled, terminate immediately upon such separation of employment or cessation of service, as applicable; provided, however, that the Committee may in its discretion extend the period for exercise of Options that were exercisable at the time of separation of employment or cessation of service to a date later than such separation or cessation date, but in any event not beyond the date on which the Option would otherwise expire pursuant to Section 6(e) hereof.

(g)   DEATH, DISABILITY OR RETIREMENT OF OPTIONEE. If an Optionee shall die while employed by or in service to the Corporation or a Subsidiary Corporation, or if the Optionee's employment or service shall terminate or cease by reason of Disability or Retirement, all Options theretofore granted to such Optionee, to the extent exercisable on the date of death or separation, may be exercised by the Optionee or by the Optionee's estate or by a person who acquired the right to exercise such Option by bequest or inheritance or otherwise by reason of the death or Disability of the Optionee, at any time within three (3) years after the date of death or termination by reason of Disability or Retirement, or at such later time as the Committee may in its discretion determine, but in any event not beyond the date on which the Option would otherwise expire pursuant to Section 6(e) hereof.

(h)   NONTRANSFERABILITY OF OPTIONS. Options granted under the Plan shall not be transferable except (i) by will or the laws of descent and distribution, or (ii) as specifically provided below in this Section (6)(h). Any Optionee may transfer Nonstatutory Stock Options to members of his or her Immediate Family (as defined below) if (x) the Option Agreement pursuant to which the Nonstatutory Stock Option was granted so provides, (y) such agreement was approved by the Board or the Committee, and (z) the Optionee does not receive any consideration for the transfer. "Immediate Family" means children, grandchildren, and spouse of the

Optionee or one or more trusts for the benefit of such family members or partnerships in which such family members are the only partners. Any Nonstatutory Stock Option agreement may be amended to provided for the transferability feature as outlined above, provided that such amendment is approved by the Board or the Committee. Any Nonstatutory Stock Option not granted pursuant to an Option Agreement expressly permitting its transfer shall not be transferable. During the lifetime of the Optionee, Options may be exercised only by the Optionee, the guardian or legal representative of the Optionee, or the transferee as permitted under this Section 6(h).

(i)   SPECIAL PROVISIONS APPLICABLE TO INCENTIVE STOCK OPTIONS. The provisions of this Section 6(i) shall apply to the grant of Incentive Stock Options, notwithstanding any other provision of the Plan to the contrary. Only employees of the Corporation or any Subsidiary Corporation may be granted Incentive Stock Options under the Plan. In the case of any Incentive Stock Option, to the extent the aggregate Fair Market Value (determined at the time such Option is granted) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under the Plan and all other Incentive Stock Option plans of the Corporation and any Subsidiary Corporation) exceeds $100,000, such Option shall be treated as a Nonstatutory Stock Option. In no event shall any employee who, at the time such employee would otherwise be granted an Option, owns (within the meaning of Section 424(d) of the Code) stock of the Corporation or any Subsidiary Corporation possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or any Subsidiary Corporation, be eligible to receive an Incentive Stock Option under the Plan. To the extent an Incentive Stock Option is exercised more than three months following the termination of the Grantee's employment (other than a termination resulting from the Grantee's death or Disability), such Option shall be treated as a Nonstatutory Stock Option.

(j)   EFFECT OF CERTAIN CHANGES. (1) If there is any change in the shares of Common Stock through the declaration of stock dividends, distributions made with respect to shares of Common Stock, recapitalizations, restructurings, stock splits, or combinations or exchanges of such shares, or the like, then the number of shares of Common Stock or other securities available for Options, the kind and amount of shares and other securities covered by outstanding Options, and/or the Option Price, as appropriate, shall be adjusted as necessary to reflect equitably such change in the shares of Common Stock; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.

(2) If an Acceleration Event (as defined below) shall occur while unexercisable Options remain outstanding under the Plan, such Options not theretofor exercisable by their terms shall become exercisable in full. An "Acceleration Event" shall occur if:

(A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than any person who on the date hereof is a director or officer of the Corporation, any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, or any corporation owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation's then outstanding securities;

(B) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Corporation to effect a transaction described in clause (A) or (C) of this Section 6(j)(2) whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(C) there is consummated a merger or consolidation of the Corporation with any other entity other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation; or

(D) the stockholders of the Corporation approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets.

Following the Acceleration Event, the Committee shall provide for the cancellation of all Options then outstanding. Upon such cancellation, the Corporation shall make, in exchange therefor, a cash payment for each such Option in an amount per share equal to the difference between the per share exercise price of such Option and the

Fair Market Value of a share of Common Stock on the date during the prior sixty-day period that produces the highest Fair Market Value.

(3) In the event of a change in the Common Stock of the Corporation as presently constituted which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Common Stock within the meaning of the Plan.

(4) The foregoing adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive.

(5) Except as hereinbefore expressly provided in this Section 6(j), the Optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another corporation; and any issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the Option. The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets.

(k) RIGHTS AS A STOCKHOLDER. An Optionee or a transferee of an Option shall have no rights as a stockholder with respect to any shares covered by the Option until the date of the issuance of a stock certificate for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 6(j) hereof.

(l) PERFORMANCE GOALS. The Committee may determine that the vesting and/or payment of an Option shall be made subject to one or more Performance Goals. Performance Goals established by the Committee may be different with respect to different Grantees. The Committee shall have the authority to make equitable adjustments to any Performance Goal in recognition of unusual or nonrecurring events affecting the Corporation, its financial statements or its shares, in response to change in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the acquisition, disposition or discontinuance of a business or a segment of a business, or related to a change in accounting principles, or to reflect capital charges. With respect to Options granted to

Executive Officers, the vesting and/or payment of which are to be made subject to Performance Goals, the Committee may comply with the applicable provisions of Section 162(m) of the Code, including, without limitation, those provisions relating to the pre-establishment and certification of such Performance Goals. With respect to Grantees who are not Executive Officers, Performance Goals may also include such individual objective or subjective performance criteria as the Committee may, from time to time, establish. Performance Goals applicable to any Option may include a threshold level of performance below which no portion of such Grant shall become vested and/or payable, and levels of performance at which specified percentages of such Grant shall become vested and/or payable.

(m)   OTHER PROVISIONS. The Option Agreements authorized under the Plan may contain such other provisions, including, without limitation, the imposition of (1) restrictions upon the exercise of an Option and (2) provisions that will result in the forfeiture of an Option and/or the shares acquired thereunder in the event the Optionee breaches covenants relating to non-competition, confidentiality and non-solicitation of employees and customers, as the Committee shall deem advisable.

7.   **Terms and Conditions of Restricted Stock Awards and Restricted Unit Awards**.

Each Restricted Stock Award and Restricted Unit Award granted under the Plan shall be evidenced by a written Restricted Award Agreement between the Corporation and the Grantee, which agreement shall comply with, and be subject to, the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish):

(a)   NUMBER OF SHARES AND UNITS. The Committee shall determine the number of Restricted Shares to be awarded to a Grantee pursuant to the Restricted Stock Award and the number of Restricted Units to be awarded to a Grantee pursuant to a Restricted Unit Award.

(b)   NONTRANSFERABILITY. Except as set forth in subsections (f) and (h) of this Section 7, a Grantee may not sell, assign, transfer, pledge, hypothecate or otherwise dispose of any Restricted Shares or Restricted Units awarded to said Grantee under this Plan, or any interest therein, except by will or the laws of descent and distribution, until the Restricted Period (as defined below) shall have elapsed. The Committee may also in its discretion impose such other restrictions and conditions on Restricted Shares and Restricted Units awarded as it deems appropriate including, without limitation, the imposition of provisions that will result in the forfeiture of Restricted Shares and Restricted Units in the event the

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Grantee breaches covenants relating to non-competition, confidentiality and non-solicitation of employees and customers. In determining the Restricted Period of an award, the Committee may provide that the restrictions shall lapse with respect to specified percentages of the awarded shares or units on successive anniversaries of the date of such award or upon the satisfaction of such other conditions as the Committee may impose, including, without limitation, the attainment of one or more Performance Goals. The Restricted Period shall not end with respect to a Restricted Stock Award or a Restricted Unit Award prior to one year following the date of grant, except for the Restricted Period of a Restricted Stock Award of 200 shares or less (as such shares may be appropriately adjusted by the Committee in the event of any change as set forth in Section 6(j)), which may end earlier than one year, but no earlier than 30 days following the date of grant. In no event shall the Restricted Period end with respect to a Restricted Stock Award or Restricted Unit Award prior to the satisfaction by the Grantee of any liability arising under Section 8 hereof. Any attempt to dispose of any Restricted Shares in contravention of any such restrictions shall be null and void and without effect. The period during which such restrictions on transfer, and such other restrictions as the Committee may impose, are in effect is referred to as the "Restricted Period".

(c)   CERTIFICATES REPRESENTING RESTRICTED SHARES. The Corporation shall not be required to issue stock certificates representing Restricted Shares awarded to a Grantee until the Restricted Period related to such shares has lapsed. If any stock certificates representing Restricted Shares awarded pursuant to a Restricted Stock Award are issued prior to the lapse of the Restricted Period, such stock certificate shall bear an appropriate legend referring to such restrictions. Such certificates may be retained by the Corporation during the Restricted Period.

(d)   TERMINATION. If the Grantee's continuous employment or service with the Corporation or any of its divisions or Subsidiary Corporations shall terminate for any reason prior to the expiration of the Restricted Period applicable to any Restricted Shares or Restricted Units granted to such Grantee, or prior to the satisfaction of any other conditions established by the Committee applicable to such Grant, any such Restricted Shares or Restricted Units then remaining subject to restrictions (after taking into account the provisions of subsections (f) and (h) of this Section 7) shall thereupon be forfeited by the Grantee and any such Restricted Shares shall be transferred to, and reacquired by, the Corporation or its Subsidiary Corporation at no cost to the Corporation or the Subsidiary Corporation. In such event, the Grantee, or in the event of his/her death, his/her personal representative, shall, with respect to any such shares, forthwith deliver to the Secretary of the Corporation any stock certificates in the possession of the Grantee or the Grantee's representative representing the Restricted Shares remaining subject to such restrictions, accompanied by such instruments of transfer, if any, as may reasonably be required by the Secretary of the Corporation.

(e)   RIGHTS AS A STOCKHOLDER. Upon receipt by a Grantee of a Restricted Stock Award, the Grantee shall possess all incidents of ownership of the Restricted Shares (subject to subsection (b) of this Section 7), including, without limitation, the right to receive or reinvest dividends (to the extent declared by the Corporation) with respect to such shares and to vote such shares.

(f)   EFFECT OF CERTAIN CHANGES. The number of Restricted Shares or Restricted Units subject to a Grant shall be appropriately adjusted by the Committee in the event of any change in the shares of Common Stock set forth in Section 6(j)(1). Upon the occurrence of an Acceleration Event, as defined in Section 6(j)(2), all restrictions then outstanding with respect to a Restricted Stock Award and Restricted Unit Award shall automatically expire and be of no further force and effect.

(g)   PERFORMANCE GOALS. The Committee may determine that the vesting and/or payment of a Restricted Stock Award or a Restricted Unit Award shall be made subject to one or more Performance Goals. Performance Goals established by the Committee may be different with respect to different Grantees. The Committee shall have the authority to make equitable adjustments to any Performance Goal in recognition of unusual or nonrecurring events affecting the Corporation, its financial statements or its shares, in response to change in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the acquisition, disposition or discontinuance of a business or a segment of a business, or related to a change in accounting principles, or to reflect capital charges. With respect to Restricted Stock Awards or Restricted Unit Awards granted to Executive Officers, the vesting and/or payment of which are to be made subject to Performance Goals, the Committee may comply with the applicable provisions of Section 162(m) of the Code, including, without limitation, those provisions relating to the pre-establishment and certification of such Performance Goals. With respect to Grantees who are not Executive Officers, Performance Goals may also include such individual objective or subjective performance criteria as the Committee may, from time to time, establish. Performance Goals applicable to any Restricted Stock Award or Restricted Unit Award may include a threshold level of performance below which no portion of such Grant shall become vested and/or payable, and levels of performance at

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which specified percentages of such Grant shall become vested and/or payable.

(h)   OTHER PROVISIONS. The Committee shall have the authority (and the Restricted Award Agreement may so provide) to cancel all or any portion of any outstanding restrictions and conditions prior to the expiration of the Restricted Period with respect to all or part of a Restricted Stock Award or Restricted Unit Award on such terms and conditions as the Committee may deem appropriate. The Restricted Award Agreements authorized under this Plan shall contain such other provisions not inconsistent with the terms hereof as the Committee shall deem advisable.

8.   **Withholding Taxes**.

When a Grantee or other person becomes entitled to receive shares of Common Stock pursuant to the exercise of an Option or upon the lapse of restrictions relating to a Restricted Stock Award, or to receive a cash payment with respect to a Restricted Unit Award upon the lapse of restrictions relating thereto, the Corporation shall have the right to require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods: (a) tendering a cash payment, (b) authorizing the Corporation to withhold from the shares of Common Stock or cash otherwise payable (1) one or more of such shares having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation or (2) cash in an amount less than or equal to the amount of the total withholding tax obligation and (c) delivering to the Corporation shares of Common Stock (provided that such shares shall have been held for at least one year) having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation.

9.   **Term of Plan**.

Unless terminated earlier by the Board, the term of this Plan shall be 10 years from the date the Plan was adopted. No Option, Restricted Stock Award or Restricted Unit Award shall be granted pursuant to this Plan later than May 1, 2013, but Options, Restricted Shares and Restricted Units theretofore granted may extend beyond that date in accordance with their terms.

10.   **Amendment and Termination of the Plan**.

The Board may, at any time and from time to time, suspend, terminate, modify or amend the Plan. Except as provided in Section 6 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any Grant previously made, unless the written consent of the Grantee is obtained. Furthermore, except as provided in

Section 6 hereof, no modification or amendment of the Plan shall be made that, without the approval of stockholders, would:

(a)   increase the total number of shares reserved for the purpose of the Plan; or

(b)   reduce the exercise price for Options by repricing or replacing such Grants.

The Committee shall not have the authority to cancel any outstanding Option and issue a new Option in its place with a lower exercise price; provided, however, that this sentence shall not prohibit an exchange offer whereby the Corporation provides certain Grantees with an election to cancel an outstanding Option and receive a grant of a new Option at a future date if such exchange offer only occurs with stockholder approval.

11.   **Effective Date**.

The Plan was adopted on March 11, 2003 by the Board of Directors and will become effective on the date on which the Corporation's stockholders approve the Plan.

12.   **Miscellaneous**.

(a)   EFFECT OF HEADINGS. The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b)   COMPLIANCE WITH LEGAL REQUIREMENTS. The Plan and the other obligations of the Corporation under the Plan and any agreement shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Corporation, in its discretion, may postpone the issuance or delivery of Common Stock under any Grant as the Corporation may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Stock in compliance with applicable laws, rules and regulations.

(c)   NO RIGHT TO CONTINUED EMPLOYMENT. Nothing in the Plan or in any agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any of its divisions or Subsidiary Corporations, to be entitled to any remuneration or benefits not set forth in the Plan or such agreement or to interfere with or limit in any way the right of the Corporation or such division or Subsidiary Corporation to terminate such Grantee's employment.

(d)   GRANTEE RIGHTS. No Grantee shall have any claim to be made any Grant under the Plan, and there is no obligation for uniformity of treatment for Grantees. Except as provided specifically herein, a Grantee or a transferee of a Grant shall have no rights as a stockholder with respect to any shares covered by any Grant until the date of the issuance of a stock certificate for such shares.

(e)   BENEFICIARY. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee's estate shall be deemed to be the Grantee's beneficiary.

13.   **Governing Law**.

The Plan shall be construed and administered in accordance with the laws of the state of Delaware without regard to its principles of conflicts of law.